Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)


Teledigital Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

98412Y101
(CUSIP Number)

Richard W. Perkins
730 East Lake Street, Wayzata, Minnesota 55391
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.




CUSIP No.98412Y101

1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons(entities only).

Perkins Capital Management, Inc.
41-1501962

2.Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  /  /
(b)  /  /

3.SEC Use Only

4.Source of Funds (See Instructions)

OO

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

/_/

6.Citizenship or Place of Organization

730 East Lake Street, Wayzata, Minnesota  55391

Number of		7.Sole Voting Power
			448,981
Shares
Beneficially	8.Shared Voting Power
owned			0

by Each		9.Sole Dispositive Power
			2,192,051
Reporting
Person		10.Shared Dispositive Power With
			0

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

2,192,051

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.Percent of Class Represented by Amount in Row (11)

10.4%

14.Type of Reporting Person (See Instructions)

IA



CUSIP No.98412Y101

1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons(entities only).

Richard W. Perkins
###-##-####

2.Check the Appropriate Box if a Member of a Group(See Instructions)

(c)  /  /
(d)  /  /

3.SEC Use Only

4.Source of Funds (See Instructions)
AF

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

/_/

6.Citizenship or Place of Organization

A US Citizen

Number of		7.Sole Voting Power
			687,125
Shares
			8.Shared Voting Power
Beneficially	0

Owned			9.Sole Dispositive Power
			1,210,936
by Each
			10.Shared Dispositive Power
Reporting		0

Person With:

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

1,210,936

12.Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)

13.Percent of Class Represented by Amount in Row (11)

5.7%

14.Type of Reporting Person (See Instructions)

IN


Item 1.  Security and Issuer:

Teledigital Inc. Common Shares
1325 East 79th Street, Suite 6, Bloomington, Minnesota 55425

Item 2.  Identity and Background:

(a)Name:

Perkins Capital Management, Inc. and Richard W. Perkins

(b)Residence or Business Address:

730 East Lake Street, Wayzata, Minnesota 55391

(c)Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Perkins Capital Management, Inc. is a federally registered investment adviser and Richard W. Perkins is the President of Perkins Capital Management, Inc.

(d)Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No named person has ever been convicted in any criminal proceeding

(e)Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: and

No named person has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship:

Perkins Capital Management, Inc. is a Minnesota Corporation.
Richard W. Perkins is a US Citizen.

Item 3.Source and Amount of Funds or Other Consideration

N/A



Item 4.Purpose of Transaction

Year end required reporting

Item 5.Interest in Securities of the Issuer

The total number of shares held by clients of Perkins Capital
Management, Inc. is 2,192,051 which includes 1,853,343 common
Equivalents and 338,708 warrants exercisable within 60 days.

The total number of shares held by Richard W. Perkins is 1,210,936 which includes 687,125 common equivalents and 523,811 warrants exercisable within the next 60 days.

The total percent held is 16.1 which includes 10.4% held on behalf of client accounts and 5.7% held in various accounts in which Mr. Richard W. Perkins has beneficial ownership.

The total amount of voting power is 1,136,106 which includes 448,981 Shares,held in client accounts and 687,125 shares held in accounts in which Mr. Richard W. Perkins has beneficial ownership.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Richard W. Perkins is on the board of directors for Teledigital Inc.

Item 7.Material to Be Filed as Exhibits

None.

Joint Filing Agreement Pursuant to Rule 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "ACT") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the ACT and the rules thereunder may be filed on each of their behalf on schedule 13D or Schedule
13G as appropriate and that said joint filing may thereafter be amended by further joint filings.The joint filers state that to the best of their knowledge and belief they each satisfy the requirement for making a joint filing under rule 13d-1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2004




Signature:Richard C. Perkins, VP/Portfolio Manager







Signature:Richard W. Perkins, President/Portfolio Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement provided, however, that power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)